ASE TEST LIMITED                                                 August 2, 2001
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FOR IMMEDIATE RELEASE

Contact in Asia Pacific:
Jeffrey Chen, Chief Financial Officer
Tel.        886-2-8780-5489               Mobile 886-920-189-608
Fax.        886-2-2757-6121               email: jeffrey_chen@asek.asetwn.com.tw

Contact in the US:
Richard C. Wei, CFO, ISE Labs
Tel.        1-408-567-4383                email: rwei@iselabs.com

Thomson Financial/Carson:
In Asia Pacific:                          In the US:
Mylene Kok                                Daniel Loh
65-879-9881; mylene.kok@tfn.com.sg        1-212-701-1998; dan.loh@tfn.com
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    ASE Test Limited & Subsidiaries Announce Second Quarter Results for the
                          Period ended June 30, 2001

Taipei, Taiwan, August 2, 2001 -- ASE Test Limited (Nasdaq : ASTSF), the world's largest independent provider of semiconductor test services, today announced second quarter fully-diluted EPS (US GAAP) of -$0.19, down from $0.27 in the year-ago period and down from $0.07 in the first quarter. Under Taiwan GAAP, ASE Test reported fully diluted second-quarter EPS of -$0.20, down from 2Q00's $0.26 and 1Q01's $0.09. The net loss amounted to $18 million under US GAAP and $19 million under Taiwan GAAP.

2Q01 Results:

Revenues
--------
Revenues in the quarter totaled $67 million, down 34% from the second quarter of 2000 and down 35% sequentially. The lower revenues reflect declines in both unit volume and unit prices. The worldwide semiconductor industry continued to slow down in Q2 and, consequently, the Company's customers required less test and assembly services than in previous quarters.

Test revenues, at $52 million, declined by 34% sequentially and 30% year-over-year (see table below). The Company experienced weakness across all segments of its test business, with the largest sequential declines occurring in memory devices (-52%) and final test of logic parts (-36%).


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


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Test Breakdown                 Year-over-year Revenue   Percent of Test Revenues
                                       Change
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Engineering                              92%                      11%
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Final Test--Logic                       -35%                      73%
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Final Test--Memory                      -34%                       2%
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Wafer Sort & Other                      -36%                      13%
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Hardware                                -51%                       1%
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Total Test                              -30%                     100%
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Assembly revenues, at $16 million, fell 37% sequentially and 45% year-over-year
(see table below). The Company saw 96% sequential growth in its revenues from PDIP packages, primarily as a result of increased loading from one customer. Revenues from other package types contracted sequentially, with revenues from QFP and QFP-related packages falling the most (61%). Revenues from BGA packages fell by 18% from Q1, while revenues from SOP and SOP-related packages dropped by 19%.

-------------------------------------------------------------------------------
Assembly Breakdown             Year-over-year Revenue     Percent of Assembly
                                       Change                   Revenues
-------------------------------------------------------------------------------
BGA                                      48%                      32%
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PDIP                                     21%                      16%
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SOP/SOJ/SSOP&TSOP/Other                 -42%                       7%
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TQFP/LQFP                               -47%                      19%
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PLCC                                    -65%                      11%
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QFP/MQFP/PQFP                           -78%                      15%
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Total Assembly                          -45%                     100%
-------------------------------------------------------------------------------

The Company's top customers in the quarter included Agilent, Altera, ATI Technology, Atmel, Centillium, Cirrus Logic, DSP Group, Genesis Microchip, LSI Logic, Marvell, Motorola, ON Semiconductor, Qualcomm, and VIA Technologies. Its top five customers together accounted for 40% of total revenues in Q2.

By end market segment, the breakdown for Q2 and Q1 revenues is as follows:


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


     ---------------------------------------------------------------------
                                             1Q01              2Q01
     ---------------------------------------------------------------------
     Communications                          32%               34%
     ---------------------------------------------------------------------
     Computers                               28%               29%
     ---------------------------------------------------------------------
     Consumer and Automotive                 29%               28%
     ---------------------------------------------------------------------
     Industrial                               8%                7%
     ---------------------------------------------------------------------
     Other                                    3%                2%
     ---------------------------------------------------------------------

Expenses
--------
Cost of revenues (COGS) in Q2 totaled $63 million, up 4% from 2Q00 and down 14% from the 1Q01 level. The year-over-year increase was driven mainly by higher depreciation expense, which represented 23.1% of revenues in 2Q00 and 48.0% in 2Q01. The sequential decline in COGS was achieved mostly through reductions in raw material costs, labor expenses, and consumption of factory supplies. Depreciation and amortization expense, the largest component of COGS, totaled $32 million in the latest quarter.

Overall gross margin in the quarter dropped to 6.0% from 40.8% in the same period last year and from 28.7% in 1Q01, mainly reflecting the impact of lower revenues offset in part by the modest decline in COGS. Gross margin for the test segment was in the high single digit range, compared with the mid-40% area in 2Q00 and the low 30% vicinity in 1Q01. In contrast, gross margin for the assembly segment was in the negative low single digit range, versus the high 20% range in 2Q00 and the high teens in 1Q01.

Operating expenses (R&D and SG&A expenses) declined sharply in the latest quarter, falling 20% sequentially and 11% from the year-ago period but representing a larger percent of the smaller revenue base (18.5% of revenues in Q2 compared to 15.0% in Q1 and 13.7% in 2Q00). The sequential improvement in operating expenses was primarily due to cost-cutting measures implemented by the Company, including a hiring freeze, a reduction in work hours, the curtailment of overtime, the postponement of non-urgent projects, and negotiating price reductions from suppliers. The Company's total headcount at the end of Q2 was 5% lower than that at the beginning of the quarter. Goodwill expense, a component of SG&A, totaled $1.90 million during the quarter. Operating margin in Q2 was -12.5%, down from 27.1% in 2Q00 and 13.7% in 1Q01.

Non-operating expenses totaled $7.03 million in Q2, compared with $2.98 million in 2Q00 and $2.86 million in 1Q01. The sequential change was mainly attributable to an investment loss of $3.34 million in Q2 versus an investment loss of $0.27 million in Q1, a foreign exchange gain of $1.95 million in Q2 versus a gain of $0.58 million in Q1, and compensation expense of $2.37 million in Q2.

Earnings
--------
Net loss before taxes and minority interest amounted to $15.44 million. Net loss under US GAAP totaled $17.80 million, versus net income of $24.05 million in the year-ago period and $7.09 million in 1Q01. Net loss under Taiwan GAAP was $18.79 million, versus net income of $23.32 million in the year-ago period and $9.17 million in 1Q01.

Fully-diluted EPS under Taiwan GAAP was -$0.20, down from 2Q00's $0.26 and 1Q01's $0.09. Fully-diluted EPS under US GAAP was -$0.19, down from $0.27 a year ago and $0.07 in the first quarter.

Gross cash earnings (US GAAP net income plus depreciation and amortization) in Q2 totaled $18 million, while EBITDA totaled $28 million, or $0.30 per diluted share.

Balance Sheet
-------------
ASE Test ended the quarter with $168 million in cash and $1,010 million in total assets. Total debt was $283 million, including $29 million in short term debt and $254 million in long-term debt and convertible bonds. The Company's current ratio at the end of Q2 was 2.96, and its debt to equity ratio was 0.44. Interest coverage was 5.9 times.

Capital Expenditures
--------------------
Capital spending in Q2 totaled $18 million (vis-a-vis $26 million in Q1), with $10 million on test equipment, $2 million on assembly equipment, and the remainder on building improvement and IT projects. At the end of the quarter, the Company had 656 testers and 409 wirebonders installed.

Business Outlook:

Dr. David Pan, president of ASE Test, commented on second-quarter trends in the industry, "We did not have high expectations going into Q2. Nevertheless, the volume decline we experienced in the quarter exceeded our initial expectation. Among the few bright spots we saw were sequential revenue increases from a handful of customers across different end markets. However, these increases were not sufficient to offset the general weakness in our customer base.

At the end of Q2, we began consolidating our San Jose operation into our Fremont campus. Customers who have visited our improved Fremont facilities since have all been favorably impressed, and many expressed interest in using our Fremont facilities. We believe the consolidation should allow us to streamline our operations as well as further strengthen our leadership position in Silicon Valley."

Going forward, many of ASE Test's customers remain cautious about their near-term outlook. As a result, the Company has very limited visibility regarding business prospects for the rest of the year. Commenting on the outlook for the third quarter, Jeffrey Chen, the Company's Chief Financial Officer, provided the following guidance, "At the moment, we expect our Q3 revenues to decline by roughly 10% to 15% from Q2. As a result of the anticipated revenue decline, we believe that our Q3 gross margin should inch down to the negative low single digit range, plus or minus a few percentage points. We will continue to trim both manufacturing and operating expenses, but given the large fixed costs in our business our options are limited.

Conditions in the second quarter were the toughest we have seen for quite some time. Nevertheless, we were able to increase our cash position modestly and improve our balance sheet. We expect conditions in the third quarter to be just as challenging, but we shall continue to work on strengthening our balance sheet. Once the industry begins to recover we believe we will be in a stronger position than many of our competitors to capitalize on the upturn."

Given the low visibility, the Company is not revising its projected full-year capital expenditure of approximately $80 million at this time. This spending level, however, may be adjusted as industry conditions change.

                                ASE Test Limited
                       Consolidated Statements of Income
             (US$ thousands, except percentages and per share data)
                                  (unaudited)

                                                    Three Months Ended June 30,
                                                    ---------------------------
ROC GAAP:                                               2000            2001
                                                      --------        --------
Net revenues                                          $102,677         $67,337
Cost of revenues                                        60,747          63,272
                                                      --------        --------
Gross profit                                            41,930           4,065
Operating expenses
   R&D                                                   3,199           3,086
   SG&A                                                 10,871           9,394
   Subtotal                                             14,070          12,481
                                                      --------        --------
Operating income                                        27,860         (8,416)

Non-operating expense (income)                           2,983           7,027
                                                      --------        --------
Income before tax and minority interest                 24,876        (15,443)
Income tax expense (benefit)                               165           3,767
Discontinued operation loss                                  9               0
Minority interest                                        1,386           (423)
                                                      --------        --------
Net income (ROC GAAP)                                  $23,316       $(18,786)
                                                       =======       ========
Net income (US GAAP)                                   $24,047       $(17,799)
                                                       =======       ========

Fully diluted EPS (ROC GAAP)                             $0.26         $(0.20)
Fully diluted EPS (US GAAP)                              $0.27         $(0.19)

Margin Analysis:
Gross margin                                             40.8%            6.0%
Operating margin                                         27.1%         (12.5)%
Net margin (ROC GAAP)                                    22.7%         (27.9)%
Net margin (US GAAP)                                     23.4%         (26.4)%

Additional Data:
Testing revenue                                        $73,993         $51,538
Assembly revenue                                        28,684          15,799
As % of Total Revenues
   Testing                                                 72%             77%
   Assembly                                                28%             23%

Net income before amortization expense (US GAAP)        25,842        (15,842)
EBITDA                                                  52,742          28,185
Interest expense                                         5,490           4,751
Shares outstanding                                  81,825,917      96,245,511
Shares used in fully diluted EPS calculation        89,738,884      94,328,147

                                                Three Months       Three Months
                                                    Ended               Ended
                                               March 31, 2001      June 30, 2001
                                               --------------      -------------

ROC GAAP:
Net revenues                                        $103,176           $67,337
Cost of revenues                                      73,586            63,272
                                               -------------       ------------
Gross profit                                          29,591             4,065
Operating expense
   R&D                                                 3,974             3,086
   SG&A                                               11,531             9,394
   Subtotal                                           15,505            12,481
                                               -------------       -----------
Operating income                                      14,085            (8,416)

Non-operating expense (income)                         2,856             7,027
                                               -------------       -----------
Income before tax and minority interest               11,229           (15,443)
Income tax expense                                     1,578             3,767
Discontinuing operation Loss                               0                 0
Minority interest                                        478              (423)
                                               -------------       -----------
Net income (ROC GAAP)                                 $9,173          $(18,786)
                                               =============       ===========
Net income (U.S. GAAP)                                $7,085          $(17,799)
                                               =============       ===========

Fully diluted EPS (ROC GAAP)                           $0.09           $(0.20)
Fully diluted EPS (US GAAP)                            $0.07           $(0.19)

Margin Analysis:
Gross margin                                           28.7%              6.0%
Operating margin                                       13.7%           (12.5)%
Net margin (ROC GAAP)                                   8.9%           (27.9)%
Net margin (US GAAP)                                    6.9%           (26.4)%

Additional Data:
Testing revenue                                      $77,921           $51,538
Assembly revenue                                      25,255            15,799
As % of Total Revenues
   Testing                                               76%               77%
   Assembly                                              24%               23%

Net income before amortization expense
  (US GAAP)                                            9,042          (15,842)
EBITDA                                                52,959            28,185
Interest expense                                       5,232             4,751
Shares outstanding                                92,180,807        96,245,511

                                ASE Test Limited
                           Consolidated Balance Sheet
                              As of June 30, 2001
                                (US$ thousands)
                                  (unaudited)

Cash and cash equivalents               $167,696    Short-term borrowings                             $7,295
Accounts receivable                       49,665    Accounts payable                                  12,935
Inventories                               12,741    Payable for fixed assets                          25,369
Other current assets                      30,904    Current portion of LT debt                        21,229
                                      ----------    Other current liabilities                         21,300
Total current assets                     261,007                                                   ---------
                                                    Total current liabilities                         88,128

Long-term investments                     82,173    Long term debt                                    73,110
Fixed assets                             590,482    Convertible bonds                                181,177
Goodwill                                  57,901    Other liabilities                                 31,507
Other assets                              18,648                                                  ----------
                                      ----------    Total liabilities                                373,922
Total assets                          $1,010,210    Shareholders' equity                             636,288
                                      ==========                                                  ----------
                                                    Total liabilities & shareholders' equity      $1,010,210
                                                                                                  ==========

ASE Test Limited is the world's largest independent providers of semiconductor testing service. ASE Test provides customers with a complete range of semiconductor testing service, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services. ASE Test has been quoted on Nasdaq since 1996 under the symbol "ASTSF".

This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our future results of operations, financial condition and business prospects. Although these forward-looking statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry, demand for the outsourced semiconductor testing and assembly services we offer and for such outsourced services generally, our ability to maintain a high capacity utilization rate relative to our fixed costs, competition in our industry, and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 28, 2001.


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